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November 14, 2017

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 000-16350

Dear Mr. Pacho:

On behalf of WPP plc (the “Company”), this letter responds to the comment received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated October 31, 2017 (the “Comment Letter”) pertaining to the captioned report on Form 20-F and the Company’s response letter dated October 11, 2017. For ease of reference in this letter, the Commission’s comment contained in the Comment Letter is reproduced in bold, and the response of the Company is shown below such comment. We note that the below question makes reference to the Company’s Consolidated Income Statement, Page F-8.

1.	We note your responses to comments one through three. It appears that you have elected to present an analysis of expenses using a classification based on their function. We note that the amount reported as ‘Operating Expenses’ includes costs incurred that are required to generate revenue. For example, based upon your response to prior comment two, ‘Direct Costs’ only includes fees paid to external suppliers and excludes internal staff and related establishment costs. Therefore, it appears that your ‘Net Sales’ subtotal presents a measure of gross profit that is incomplete because it excludes costs that you are required to incur to be able to generate revenue, irrespective of whether or not you consider those costs direct costs or indirect costs of revenue.

As a result, it appears that your current presentation does not provide your financial statement users any insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as marketing and administrative. Accordingly, it appears that you need to revise your financial statement presentation to report line items comprised of functional expenses of a similar nature and subtotals of gross profit that are complete using captions that make the components of the subtotal clear and understandable. Please refer to paragraphs 15, 29, 85, 85A, 99 and 103 of IAS 1.

Carlos Pacho

Securities and Exchange Commission

November 14, 2017

In future filings, the Group will report line items comprised of functional expenses of a similar nature in accordance with IAS 1.99, with a subtotal of gross profit that is complete. The Group will present ‘Gross profit’ separately and will retain the subtotal that was previously named ‘Net sales’, but will revise its caption to ‘Revenue less direct costs of services’ to ensure clarity with respect to its composition. Therefore, the following line items will be presented on the face of the income statement, consistent with the example presented in IAS 1.103:

Revenue

Direct costs of services

Revenue less direct costs of services

Other costs of services

Gross profit

General and administrative costs

Operating profit

The sum of ‘Direct costs of services’ and ‘Other costs of services’ will include all costs incurred to be able to generate revenue, and the gross profit measure presented will be complete.

The costs included within ‘Direct costs’ are set-out in our letter dated 11 October 2017. The caption of the line item has been renamed as ‘Direct costs of services’ to clarify that it forms part of the total costs of services of the Group. Other costs of services represent all other costs incurred in order to generate revenue.

As noted above, the Group plans to continue to show the sub-total of ‘Revenue less direct costs of services’, under the revised title, as permitted by IAS 1.85, for the reasons described in our letter dated 11 October 2017. This subtotal comprises line items made up of amounts recognized and measured in accordance with IFRS, is presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, is consistent year-on-year and will not be displayed with more prominence than the subtotals and totals required in IFRS, in accordance with IAS 1.85A.

General and administrative costs will include third party administrative and marketing costs, as well as the costs of our parent company and associated staff, which provide support across-the-Group in the areas of financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit), talent, property, procurement, IT, knowledge-sharing, practice development and sustainability.

We believe that the revised presentation presents fairly the financial performance of the Group in accordance with IAS 1.15, and that all material classes of similar items are appropriately presented either on the face of the income statement or in the notes in accordance with IAS 1.29.

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Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:    Andrea Harris, Esq.